Exhibit 11.0

LINCOLN PARK BANCORP AND SUBSIDIARY
STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

Lincoln Park Bancorp
	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Income available to common stockholders	$13,271	$53,388	$64,209	$234,430

Weighted average shares outstanding Basic	1,788,362	1,783,985	1,788,333	1,794,711

Basic earnings per share	$0.01	$0.03	0.04	0.13

Income for diluted earnings per share	$13,271	$53,388	$64,209	$234,430

Total weighted average common shares and equivalents
outstanding for diluted computation	1,788,362	1,786,067	1,788,333	1,797,662

Diluted earnings per share	$0.01	$0.03	$0.04	$0.13